Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

South Africa: Total sells its coal mining assets to Exxaro

Paris, July 28, 2014 — Total has signed an agreement with Exxaro Resources Ltd for the sale of its 100% stake in Total Coal South Africa (TCSA), its coal-producing affiliate in South Africa. The consideration for the transaction is $472 million, with completion of the sale subject to approval by the relevant South African authorities.

“This sale is part of the Group’s 2012-14 asset sale program and is in line with Total’s objectives to focus on its core activities and to actively manage its portfolio”, said Philippe Sauquet, President Gas & Power, Total. “While Total has made the necessary investments to position TCSA for growth in the medium term, Total believes TCSA will have the opportunity to maximize its long term potential with a new strategic coal investor. Total remains committed to South Africa, through its activities in marketing and refining, solar and deep offshore exploration.”

TCSA operates three coal production complexes in the Witbank/Highveld Coalfields and has a majority interest in a significant prospecting project located in the same area. It is also a shareholder of the Richards Bay Coal Terminal to which these mines are connected through a railway line. In 2013, TCSA’s sales of high quality thermal coal were 4.5 million tons, of which 95% was exported to international markets, making TCSA the 5th largest coal exporter in South Africa.

Total in South Africa

Present in South Africa since 1954, the Group is now the country’s fifth-ranked marketer of petroleum products, with sales of 3.1 million tons per year, a network of 528 service stations, its biggest outside Europe, and a 36.6% interest in the Natref refinery alongside Sasol. Total is also South Africa’s third-ranked LPG marketer.

Total’s solar affiliate, SunPower, is active in ground-mounted solar power plants and off-grid solar facilities in South Africa. It is currently building two solar power plants near Douglas, in the Northern Cape. Total is also implementing decentralized rural electrification programs through KwaZulu Energy Services.

In the Upstream, Total operates Block 11B/12B, where it recently commenced operations on the first exploration well in the deep offshore Outeniqua Basin.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com